Contact

www.linkedin.com/in/peter-eichar-21618899 (LinkedIn)

Top Skills

Hospitality Management
Ticket Sales
Project Management

Peter Eichar

Co-Founder / Director of the Same Same but Different Festival
San Francisco, California, United States

Summary

Co-Founder / Festival Director @ssbdfest
Head Talent buyer / production manager @publicsf
Multi Instrumental Musician & Producer / Event Planner / Production Coordinator / Host

Experience

The Foundry SF
Talent Buyer
August 2026 - Present (2 months)
San Francisco, CA

Same Same But Different Festival
8 years 9 months

Festival Director
January 2018 - Present (8 years 9 months)

Co-Founder
January 2018 - Present (8 years 9 months)
Perris, CA

Same Same But Different Festival is an annual music and arts festival during the last weekend in September.

http://ssbdfest.com

Talent Buyer
January 2018 - May 2026 (8 years 5 months)

Self Employed producer/musician
Producer/ musician / recording tech
2003 - Present (23 years)

Public Works SF
2 years 5 months

Talent Buyer
January 2024 - May 2026 (2 years 5 months)
San Francisco Bay Area

Production Manager
January 2024 - January 2025 (1 year 1 month)
San Francisco, California, United States

Bach to Rock: America's Music School
Lead Instructor
June 2017 - June 2021 (4 years 1 month)
Encinitas, California

Served as the lead music instructor, teaching Guitar, Bass, Drums, Piano, DJ, Ableton Production, and Rock Bands for individuals aged 5-60.

Spearheaded online marketing campaigns.

Acted as the in-house recording engineer.

Wild Feather Productions
Co-producer of the Mustache Bash San Diego
March 2013 - March 2019 (6 years 1 month)
San Diego

Planned and coordinated a 1 day annual music festival. Duties included:

- Site planning and approval including permit work.
- Booking national festival acts
- Marketing
- On site production coordinator
- On site artist hospitality coordinator

http://mustachebash.com | facebook.com/mustachebashsd

710 Beach Club
Talent Buyer / Manager
March 2014 - August 2016 (2 years 6 months)
Pacific Beach, CA

Boosted weekend revenue by over 50%.

Managed booking and payment for bands and DJs.

Supervised up to 20 staff members, including servers, bartenders, and security personnel.

Executed social media ads and event promotion on Facebook, Twitter, Instagram, Bandsintown, etc.

Assumed the role of in-house A1/L1.

Hosted Open Mic Nights, Karaoke Nights, and Special Events.

Education

University of Colorado Boulder